Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 9, 2006

MITTAL

# Mittal Steel Americas "Leveraging leadership"

9 March 2006

Investor Day, Rotterdam

# Disclaimer

MITTAL

**No Offer**

No offer to exchange or purchase any Arcelor shares will be made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

**Important Information**

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

**Forward-Looking Statements**

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

# Agenda

MITTAL

- History and overview
- USA flat products - Leveraging market and technological leadership
- Long products Americas - Optimizing market scope and minimill technologies
- Lazaro Cardenas - Capturing value-added opportunities from a low-cost base
- Conclusion

# Highlights – Mittal Steel Americas

MITTAL

- A leading market position with the world most demanding customers supported by a leading position in R&D and product development
- A rich and diversified product mix in flat (USA), long (Canada, USA and Point Lisas) and semi-finished products (Lazaro Cardenas)
- A world-competitive asset base benefiting from sustained investment for improvement and performance
- Unique, pioneering partnership with employees
- Excellent, innovative record of community service and corporate responsibility
- Outstanding economic performance

MITTAL

# History and overview

# The main consolidator of the North American steel industry


Sidbec-Dosco
Stelco
Norambar, Stelfil & Stelwire
Mittal Steel Canada
Jones & Laughlin
Youngstown Sheet & Tube
J&L
Republic
LTV
ISG
Bethlehem
Lukens
Bethlehem
Acme
National Steel
Weirton Steel
Korf Group
Georgetown
Mittal Steel USA
Inland Steel
SIBALSA
Mittal Steel Lazaro Cardenas
Iron & Steel Co. of Trinidad & Tobago
Mittal Steel Point Lisas
Mittal Steel Americas

# Exceptional integration capability supported by a strong business model

MITTAL

## Lazaro Cardenas (1992)

Production (000mt)


CAGR +11%
2006

Productivity* (base 100 in 1992)


100
264
2006

## Inland (1998)

Shipment (000mt)


CAGR +2%
6,200
6,800
2004

Productivity* (base 100 in 1998)


100
180
2004

*tons/employee

# The largest and most efficient industrial network in the Americas

MITTAL


Integrated steel making facilities
DRI or Mini-mill steel making facilities
Downstream finishing facilities
Canada
USA
Lazaro Cardenas
Point Lisas
Riverdale Harbor
Indiana Burns Harbor
Cleveland
Steelton
Coatesville
Weirton
Sparrows Point
Georgetown

MITTAL

# USA flat products -

# Leveraging market and technological leadership

# Corporate History - Inland

MITTAL

1893 → Today

**1893:** Inland Steel Company incorporated

**1935:** Inland acquired Joseph T. Ryerson & Son, Inc., the world's largest steel warehouse operation

**1975–1980:** Inland undertook a $1 billion expansion program which included construction of the No. 7 blast furnace and Minorca mine

**1987:** Formed I/N Tek Joint Venture with Nippon Steel Corporation

**1989:** Formed I/N Kote Joint Venture with Nippon Steel Corporation

**1998:** Ispat International N.V. acquired Inland Steel and renamed Ispat Inland Inc.

**2001:** Ispat Inland completed construction of new walking beam furnace which increases capacity at the 80" hot strip mill by 1 million tons, to 6 million tons

**2002:** Extended I/N Tek and I/N Kote Joint Venture agreements through 2021

**2003:** No. 7 blast furnace underwent $100mm generational reline

# 2005 acquisition of ISG, the "new model" American steel company …

- **Unique, strategic partnership with the United Steelworkers of America**
  - elimination of legacy obligations; defined-contribution pension program and variable retiree health obligations, depending on company profit
  - "blank-sheet" definition of new contract, with 5 skill-based job classes and flexible work rules, replacing the traditional 33-job-class structure
  - elimination of many supervisory levels; target of > 5 bargaining-unit employees for every 1 salaried
  - deeply participative, business-oriented culture
- **Significant workforce restructuring and cultural revitalization**
  - Entrepeneurial, "minimill" culture
  - Careful selection of new, much reduced workforce at shuttered plants (e.g., 1300 new employees at Cleveland vs. 3700 pre-bankruptcy)
  - Retirement incentives at all acquired plants
  - Recruitment of new managers, frequently from minimill sector
- **Major investments and upgrades:** approximately $400 million in capital investments made in 5 quarters between IPO and Mittal Steel acquisition

# …now being successfully integrated

MITTAL

### *Ingoing situation*

- 28 predecessor metals companies within leadership team (top 50)
- 6 immediate predecessor companies between ISG and Ispat Inland (Inland, LTV, Acme, Bethlehem, Weirton, Georgetown)
- Minimal integrated operating and financial systems at former ISG
- Significant differences in compensation and personnel policies and systems
- 21,000 employees, 19 different sites

### *MS USA approach*

- **Strong commitment to "best of best" approach**
  - ISG entrepeneurial culture and union partnership
  - MS financial disciplines and purchasing skills
- **Joint leadership; Schorsch direct reports:**
  - 3 ex-ISG
  - 3 ex-Inland
  - 3 from outside
- **Vision of new culture**
  - no dominance of ex-ISG or ex-Inland
  - new culture being defined collectively
- **Ongoing development and implementation of common systems**
  - Personnel (e.g., comp)
  - Planning and scheduling
  - etc.

### *MS USA results*

- **Identified synergies of $250 million, to be captured within first two years**
  - Purchasing $150 mm, through scale and scope
  - $30 million in best-practices sharing in operations
  - $70 million in optimization of product-plant configuration
  - Minimal savings related to headcount reduction
- **$120 million achieved by end of 2005 (8.5 months)**
- **$60 million in one-time scrap inventory reductions achieved in 2005 - $100 million anticipated in 2006 for Iron ore**
- **Additional opportunities being identified; will be captured via continuous improvement at new company**

# Leading supplier to the world's most demanding customers …

MITTAL

- 50% of projected 2006 volumes provided by long-term contracts (up from 2005)
- Preferred North American supplier of the most demanding applications, e.g., automotive roofs
- Largest North American supplier of ultra-high-strength steels, including sophisticated martensitic grades and safety-critical parts (e.g., bumper stock)
- Largest supplier of exposed automotive sheet in North America
- More than 25% of sales direct to automotive OEMs; grew volumes at <u>all</u> major automotive accounts for 2006
- Pioneer in early-involvement programs with automotive designers; ranked No. 1 in technology by both Ford and GM in 2004 and 2005
- Largest supplier of heat-treated plate in the Americas; sole source of many proprietary grades of armor plate critical to defense requirements
- Largest North American supplier of motor lamination steel

# …in a wide range of markets

Flat-rolled sales distribution by major market segment (Mittal Steel USA 2006 business plan, percent)



Appliance and other 3
Packaging 6
Construction 8
Pipe and tube 9
Automotive 29
45 Distribution and processing

# A rich product mix…

Flat-rolled product distribution (Mittal Steel USA 2006 business plan, percent)

| | |
|---|---|
| Commodity products | 35% |
| ***Value-added products*** | ***65%*** |



Tin-mill products (6%)
Plate (11%)
Hot-rolled (35%)
Cold-rolled (23%)
Galvanized and
aluminized sheet (26%)

# … supported by an unmatched breadth in sophisticated automotive steels…

MITTAL



Low-strength steels (<180MPa)
High-strength steels
Ultra-high-strength steels (>550MPa)
Conventional high-strength steels
Advanced high-strength steels
IF
Mild
IS
CMn
HSLA
TRIP
DP, CP
MART
Elongation (%)
70
60
50
40
30
20
10
0
0
200
400
600
800
1000
1300
Yield Strength (MPa)

# …and a distinctive alliance with Nippon Steel at I/NTek and I/NKote

MITTAL

**I/NTek**

- Start-up in 1990
- 60% owned by MS USA
- State-of-the art continuous pickling and cold rolling facility
- State-of-the-art continuous annealing facility
- Annual capacity of 1.7mm tons
- ~40% of output substrate for I/N Kote


I/N Tek

**I/NKote**

- Start-up in 1991
- 50% owned
- 2 steel galvanizing lines (1 EG and 1 galvanized/galvanneal)
- Annual capacity of 1.0mm tons

- **Longstanding partnership**
  - partnership formalized in 1989; We believe Tek and Kote are NSC's largest investment outside Japan
  - partnership agreement recently extended through December 2021
  - Ispat Inland (now MS USA) primary financial beneficiary of arrangement (in excess of variable ROIC payments)
- **Technological cooperation**
  - Licenses and technology sharing for advanced high strength steels
  - NSC technical support for substrate-related quality improvements
- **Access to Asian automotive transplants**
  - MS USA leading supplier to fast growing segment in North American automotive market
  - I/N Kote NSC's sole channel for supplying coated products to Japanese transplants in US and Canada

# Highly competitive assets

MITTAL

- Four of the seven largest blast furnaces in North America
- Four of the eight North American hot strip mills qualified to produce wide sheet for exposed automotive applications
- Three of the four hot-strip mills in North America using 100% walking-beam technology, necessary for optimal surface quality
- Three of the six continuous cold mills in North America
- Three of the three continuous annealing lines in North America capable of producing high-strength steels for automotive and other demanding applications
- 4 of the 10 3rd generation automotive hot-dip lines in North America
- More than 75% of heat-treating capacity for plate in North America



High level of productivity
809
589
2005 metric tons shipped per employee
2005 revenue per employee ($US 000)

# Core values reflected in distinctive union partnership

MITTAL

| Principle | | Practical execution (example) |
|---|---|---|
| • Union participation at all decision-making levels, including company strategy | → | • Strategic Committee of senior leaders from both sides (including International President and MS Chairman) |
| • Open access to financial information | → | • Local union presidents' participation in plant business-plan reviews |
| • Joint problem-solving around plant performance challenges | → | • Local union leadership participation in plant daily/weekly operating reviews |
| • Shop-floor resolution of issues and disputes | → | • < 100 grievances pending currently (vs. > 10,000 typically in "old regime") |
| • Commitment to self-direction and employee involvement; supervisor as coach/problem-solver rather than policeman | → | • 5.3 union employees for every salaried employee |
| • Alignment of interests and incentives | → | • Same production bonus formula used for hourly and salaried-production staffs |

# Safety a joint focus for Mittal Steel USA and the USWA

MITTAL

- Joint recognition of need for breakthrough thinking and results
- Establishment of new process to support existing safety infrastructure
  - Steering Committee established, including CEO and District Director responsible for MS USA
  - Ad-hoc team established, including EVP Operations and shop-floor hourly representatives
  - Process, goals, and schedule established for 2006
- Progress reviewed at Quarterly Partnership Meetings of Plant GMs and union leadership (attendance ± 100)



Safety performance
OSHA recordables (2003 = 100)
107
100
92
69
Jan 06 BLS US steel average
2003 actual
2005 actual
2006 target

# Market leadership confirmed by financial results

MITTAL

### Cumulative operating profit per net ton ($US), H2 1998 - 2005 *



285
145
75
USS **
AK Steel
Mittal Steel USA***

### 2005 Operating profit per net ton ($US) *

| | |
|---|---|
| MS USA *** | 53 |
| Dofasco**** | 52 |
| AK Steel | 39 |
| USS ** | 29 |

* Excludes extraordinary items in all cases

** Domestic flat products including allocated pension charges former National Steel operations post-acquisition and results of raw material sales

*** Proforma for JV interest expense and share of income attributable to NSCncludes NSC joint-venture results of Ispat Inland; includes former ISG operations post-acquisition

**** Includes QCM mining operation

Source: Company reports and estimates

# Mittal Steel USA strategy

MITTAL

| | |
|---|---|
| *MISSION* | *Become the most admired steel institution in North America* |
| *VISION* | *The market leader in North America on every dimension that matters* |
| *STRATEGY* | *Mittal Steel USA will leverage its **scale**, its **global scope**, its distinctive **people systems**, and its strong **asset base** to be highly cost-competitive across the board while differentiating itself in service-sensitive segments, thus earning superior returns and strengthening our brand* |

# How and where

MITTAL

| | | |
|---|---|---|
| *HOW* | *Highly competitive costs* | • "Must have" in the steel market — and MS strength; continuous-improvement mindset, leveraging global scope<br>• Highly energy-efficient, as important branding theme<br>• High labor productivity, reflecting special union relationship, incentives, robust HR processes, and strong training programs |
| | *Distinctive service and quality* | • MS USA has the assets required: PP&E, skills and expertise, relationships, brand (emerging)<br>• Product-development leadership within region<br>• Improved scheduling systems and processes a priority |
| *WHERE* | *Capable and present across the board* | • Our size, product range, geographic scope, and domestic focus require us to compete in almost all steel markets and segments |
| | *Differen-tiated in service-sensitive segments* | • A substantial segment of the market values service (strong delivery performance and reliability, high quality, and technical support) and will support suppliers who provide it<br>• Competition is less intense in this segment, since minimills typically forego technical support<br>• MS USA has required capabilities<br>• MS USA should explore associated new-business opportunities |
| | *Opportunistic exporter* | • Leverage MS global footprint; most immediate opportunities likely to be in plate and tin |

# Potential synergies between Arcelor and Mittal Steel USA

MITTAL

- Revenue and margin enhancement through global value proposition for large OEMs
  - Unprecedented dialogue with automotive sector etc.
  - Volume gain and supply-chain partnership
- Scale economies in R&D
  - World leadership across many product categories
  - Amortization of expenditure across substantial volumes
- Cash-flow improvement through elimination of redundant investment programs
- Cost reduction through sharing of best practices for value-added products
- Revenue enhancement through cross-selling opportunities (e.g., MS USA ultra-high strength steels, Arcelor 409 stainless)

MITTAL

# Long products Americas

# Optimizing market scope and minimill technologies

# Mittal Steel Long Products Americas is the leader in value-added shipments…

MITTAL

Product mix 2005


Rebar 4%
Galvanized 3%
Cold Rolled 8%
Hot Rolled 5%
Pipe & Tube 3%
Rail 7%
Wire 4%
HR Bar 25%
Wire Rod 41%

In 2005, value added products represents ~60% of the 3.6 million tons shipped by Mittal Steel North America

# …and has the most diverse product portfolio of North America

MITTAL

- Our production facilities can cover more than 80 percent of the long products mix used in North America
- North American production facilities in close proximity to major long products consuming markets
- Wide acceptance by OEM's and an established supplier of steel for a variety of demanding, safety-critical end-use applications.
- Recognized technical expertise, supported by domestic and overseas R & D facilities.
- Niche products like rail, vacuum degassed ingots and blooms for military and aerospace applications, special sections, SBQ for safety critical transportation components, wire rod for PC strand, tire bead and tire cord.
- Downstream integration (Acufil, Walker Wire, Stelfil and Stelwire) strengthens Mittal Steel's relationship with end-users and positions the company for additional opportunities.

# Long Products Americas strategy

MITTAL

| | |
|---|---|
| *MISSION* | *Become the most admired steel institution in North America* |
| *VISION* | *Consistently delivers first tier profitability among mini-mills by remaining the preferred supplier of high quality steel in the markets we operate, and by remaining a cost effective mini-mill producer with downstream operation* |
| *STRATEGY* | *Capturing growth opportunities with diversified added-value products and operational efficiency* |

# Performance plan…

MITTAL

| | |
|---|---|
| **Product Mix Improvement** | • Engineered Steel (Indiana Harbor)<br>• Rail (Steelton)<br>• Tire cord & Tire bead (Georgetown) |
| **Operational Efficiency** | • Cost Reduction<br>• DRI & Billets<br>• KMP |
| **Downstream Integration & Strategic Acquisition** | • Norambar (Scrap, Critical mass…<br>• Wire Business (Stelfil, Stelwire…)<br>• Flat (50% Sorevco…)<br>• Bar (Cold finisher & OEM, Precision processing…)<br>• Other opportunities in N.A. for Wire, Rod & Bar |

# …to improve productivity and reduce costs

MITTAL


Other
Labor
Parts & supplies
Energy
Raw materials
Average 2005 EBITDA cost per ton
(Excluding DRI)

- Optimize raw material sourcing
  - DRI (Point Lisas to Georgetown and Point Lisas to Canada)
  - Billet (Canada to Georgetown and Ukraine to Georgetown)
- Yield improvement
  - Over 1% with practice changes & equipment reliability
- Reduce Energy consumption
  - 30% with heat recovery on furnaces
  - 10% due to higher production
- Reduce labour cost through automation & capturing of attrition
- Increase volume by capturing growth opportunities with added-value products

# Potential synergies between Arcelor and Mittal Steel Long Products Americas

MITTAL

Leaded Billets
Acindar

Wire Rod
Belgo-Mineira

*Leaded Bar & Rod*
- *Mittal Steel USA*
- *Mittal Canada*

*Drawn Wire*
- *Walker Wire*
- *Acufil*
- *Stelwire/Stelfil*

# Part IV

MITTAL

## Lazaro Cardenas

## Capturing value-added opportunities from a low-cost base

# Lazaro Cardenas - the world's leading supplier of slabs for plate application

MITTAL

- API Grades X70 and X80
- Pressure Vessels
- Heat Treat
- Armor Grades









# Exceptional growth achieved

**Steel consumption per capita (kg/capita/year)**


600
400
200
0
Strong market growth
South America
Mexico
USA
Canada

**Lazaro Cardenas slab production (000mt)**


CAGR +11%
898
3,497
1992
2005

# … thanks to an upgraded product mix, geographical repositioning…

MITTAL


Product mix
1992
Value added
4.2%
Line pipe
0.7%
Commercial
95.2%
2005
Value added
16.7%
Commercial
35.2%
Line pipe &
OCTG
37.3%
Automotive
10.8%


Geographic
USA
13.1%
Europe
24.2%
Asia
62.6%
Mexico
29.3%
USA
54.1%
Asia
3.4%
Europe
13.2%

# …and significant and sustained investments



Total investment of USD930m
•Phase III
• Oxygen Plant (2005)
•RH-TL Vacuum degassing (2004)
•Phase II
•Simultaneous operation of 4 EAF (2004)
•Melts Shop modernization
• Environmental projects
•Phase I
• Midrex plant (1996)
•Pellet Plant (1995)
•1992-1996
•1997- 2003
•2004 - ONWARDS

# An impressive profitability achievement

MITTAL


Lazaro Cardenas EBITDA
($ millions)
700
600
500
400
300
200
100
0
CAGR - 49%
1992
2005

# Lazaro Cardenas strategy

MITTAL

| | |
|---|---|
| *MISSION* | *Become the most admired steel institution in North America* |
| *VISION* | *Remaining the most preferred and reliable supplier of high quality steel and sustain high margins over the cycle through value addition, cost cutting and iron ore self sufficiency* |
| *STRATEGY* | *- Develop value added products for EMM, tinplate, DRD D&I, 2 piece can; while maintaining our leadership in API and Heat treated grades.*<br>*- Diversifying into downstream products*<br>*- Reduce consumption of natural gas by incorporating better practices and through new technologies and Blast Furnace.*<br>*- Explore and exploit iron ore mines to reduce raw material cost and be self reliant.* |

# Investment plan…

MITTAL

| Investment | Comments |
|---|---|
| Mines (Volcan / Miriam Faraon) | ▪ Substitution of high cost purchased ore<br>▪ Self sufficiency in iron ore |
| CO2 Absorption | ▪ Reduction in Energy consumption<br>▪ DRI production increase by 800 Tonnes per day |
| Port<br>Addl. Berth & Crane | ▪ Capability to handle increased volumes<br>▪ Faster discharge of material<br>▪ Reduction in demurrage expenses |
| Desulphurisation-Midrex | ▪ Usage of pellets with higher sulphur content |
| Split Rolls for Casters | ▪ Improvement in quality of slabs<br>▪ Customer satisfaction |
| Continuous improvement | ▪ Annual saving |
| Environment/ Safety | ▪ Compliance |
| IT | ▪ Automation/ SAP |

# … now focused on cost reduction


Other
Labor
Parts & supplies
Energy
Raw materials
Actual 2005
EBITDA cost per ton

**Energy:**

- **$CO_2$ absorption**

  13% Reduction in natural gas consumption by ton of DRI by 2007

  15% Reduction in Electricity consumption by ton of DRI by 2007

**Raw materials:**

- **Mining Project**

  50% reduction in landed cost of Iron Ore

# Potential synergies between Arcelor and Mittal Steel Lazaro Cardenas

MITTAL


API Slabs
Mittal Steel Lazaro Cardenas
Plate
Mittal USA Burns Harbor
Berg Pipe USA
Europipe


Arcelor
51%
Dillinger
50%
Salzgitter
50%
Europipe


IF-Strip
API - Heat Treated
Arcelor Brasil - CST
Mittal Steel Lazaro Cardenas

# Part V

MITTAL

## Conclusion

# Mittal Steel Americas

MITTAL

- A tradition of best-in-class performance
- Highly innovative and competitive labor relations and culture
- An outstanding customer base – comparable in every way to that enjoyed by Arcelor in Europe
- A well-deserved reputation for quality and product development
- Strong assets, with more than adequate internal cash generation to support both sustaining and strategic investments
- Outstanding profit-improvement and growth potential
- Transformational synergies with Arcelor